

December 27, 2011

[Via E-mail]
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

     Re: **Microsoft Corporation**
             Form 10-K for the Fiscal Year Ended June 30, 2011
             Filed July 28, 2011
             File No. 000-14278

Dear Mr. Brod:

We have reviewed your letter dated December 13, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.   As you know, Cuba, Iran, Sudan, and Syria are countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated September 30, 2008. In this regard, we are aware that in March 2010 the Treasury Department issued general licenses that would allow you to export certain free mass-market software into those countries. We also are aware of media reports that in June 2010 you participated in a delegation, organized by the State Department, that

visited Syria to investigate possible technology transfers that would enable you to sell products in the Syrian market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income (Expense) and Income Taxes

Income Taxes, page 33

2.   You indicate in response to prior comment 2 that the shift in income from the U.S. to foreign countries is predominately due to consumer demand and market conditions, as disclosed in your discussion of the Windows business in MD&A. Ensure that your discussion of results of operations clearly identifies how the factors contributing to significant variances impact the results within your major geographic areas. You may consider supplementing your discussion of segment product revenue/operating income (loss) with an indication of the geographic market that the changes relate to. For example, you should indicate to what extent the changes in the PC market and the higher growth in emerging markets with relatively lower average selling price contributed to the disproportionate changes in income before taxes in the U.S. as compared to foreign operations.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant